EXHIBIT 99.1

Liminal BioSciences Announces Receipt of NASDAQ Deficiency Notice Regarding Minimum Bid Price Requirement

LAVAL, QC, and CAMBRIDGE, ENGLAND, March 7, 2022 /CNW/ - Liminal BioSciences Inc. (NASDAQ: LMNL) ("Liminal BioSciences" or the "Company"), announced today that on March 4, 2022, it received a written notice (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq") indicating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules (the "Listing Rules"). Based on the closing bid price of the Company's listed securities for the last 30 consecutive business days from January 20, 2022 to March 3, 2022, the Company has failed to meet the minimum bid price requirement set forth in Listing Rule 5550(a)(2) during that period. The Notice is only a notification of deficiency, It is not a notice of imminent delisting, and it has no current immediate effect on the listing or trading of the Company's securities on the Nasdaq Capital Market.

The Notice states that under Listing Rule 5810(c)(3)(A) the Company is provided with a period of 180 calendar days, or August 31, 2022, to regain compliance with the Listing Rules. To regain compliance with the Listing Rules, the Company's listed securities price must be at least US$1.00 for a minimum of ten consecutive business days. In the event the Company does not regain compliance by August 31, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company intends to continue to monitor the closing bid price of its ordinary shares between now and August 31, 2022, and to evaluate its available options to regain compliance within the compliance period.

The Company fully intends to resolve the deficiency and regain compliance with the Listing Rules.

About Liminal BioSciences Inc.
Liminal BioSciences is a biopharmaceutical company focused on the discovery and development of novel, small molecule drug candidates for the treatment of patients suffering from fibrotic or inflammatory diseases that have a high unmet medical need. The Company's lead small molecule product candidate, fezagepras, has completed the clinical phase of the Phase 1 MAD clinical trial and the Company is in the process of evaluating the complete PK data set from the phase 1 MAD clinical trial. The Company anticipates updating the market on any further development plans for fezagepras during the first half of 2022. In addition, the Company is also currently developing a selective GPR84 antagonist candidate and a, selective OXER1 antagonist candidate. Our GPR84 and OXER1 antagonist programs are currently at the preclinical stage.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" and other similar expressions are intended to identify forward-looking statements. Forward–looking information includes statements concerning, among other things, Liminal's intention to resolve the deficiency and regain compliance with the Nasdaq Listing Rules.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company's ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company's workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization activities; the successful and timely initiation or completion of clinical trials; the ability of Liminal BioSciences to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2020, as well as other filings and reports Liminal Biosciences' may make from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences' business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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SOURCE Liminal BioSciences Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2022/07/c6699.html

%CIK: 0001351172

For further information: Corporate Contact: Shrinal Inamdar, Manager, Investor Relations and Communications, s.inamdar@liminalbiosciences.com, +1 450.781.0115; Media Contact: Kaitlin Gallagher, kgallagher@berrypr.com, +1 212.253.8881

CO: Liminal BioSciences Inc.

CNW 16:59e 07-MAR-22